Exhibit 99.1

Etoiles Capital Group Co., Ltd Announces Closing of Underwriters’ Over-Allotment Option in Connection with Initial Public Offering

HONG KONG, Aug. 13, 2025 (GLOBE NEWSWIRE) -- Etoiles Capital Group Co., Ltd (Nasdaq: EFTY), a Hong Kong-based financial services provider, today announced that it closed the sale of an additional 210,000 Class A ordinary shares of the Company, pursuant to the full exercise of the underwriters’ over-allotment option granted in connection with the Company’s initial public offering (“IPO”, together with such over-allotment closing, the “Offering”), at the IPO price of $4.00 per share, less underwriting discounts. As a result, the Company has raised aggregate gross proceeds of $6,440,000, including the previously announced IPO gross proceeds of $5,600,000, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company.

Proceeds from the Offering will be used for business expansion, technology infrastructure, strategic marketing, and general corporate purposes.

The Offering was conducted on a firm commitment basis. Prime Number Capital, LLC acted as the representative underwriter and sole book- runner for the Offering. Loeb & Loeb LLP acted as the U.S. counsel to the Company, Ogier acted as the Cayman Islands counsel to the Company, and Ye & Associates, P.C. acted as the U.S. counsel to the underwriting syndicate in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-287302) and was declared effective by the SEC on August 7, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering was filed with the SEC on August 7, 2025, which may be obtained from Prime Number Capital, LLC, 12 E 49 St, Floor 27, New York, NY 10017, Attention: Shenghui Yang by email at ecm@pncps.com, or by calling +1(347) 329-1575. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

About Etoiles Capital Group Co., Ltd

Etoiles Capital Group (Nasdaq: EFTY) is a Cayman Islands holding company operating through its Hong Kong subsidiary, Etoiles Consultancy Limited. The firm provides integrated financial advisory, capital markets solutions, and initial public offering consulting services to corporate clients, supporting their growth in global markets.

Contacts

Company Inquiries:

Etoiles Capital Group Co., Ltd
Room 1109, 11/F, Tai Yau Building
181 Johnston Road, Wanchai, Hong Kong
ir@etoilesfin.com | +852 2398 8699

Underwriter Inquiries:

Prime Number Capital, LLC
27F, 12E 49th Street, New York, NY 10017
info@pncp.com | (347) 329-1575